EXHIBIT 99.1
Changes in Affiliates (Addition)
1. Company to be affiliated
- Company Name: POSDATA-VIETNAM
- Total Asset (KRW): 33,213,600,000
- Total Equity (KRW): 33,213,600,000
- Total Liabilities (KRW): -
- Total Capital (KRW): 33,213,600,000
- Purpose of the company : to produce and sell the Cold Roll Products
2. Name of Company Group: POSCO
3. Reason for Addition: Incorporation of a new corporation
4. Total number of affiliated companies after additional affiliation: 61
5. Date of Addition: December 14, 2006
6. Others
- The above amount is applied with the exchange rate on Dec.14.2006 (\/$:922.6). Total capital of POSCO-VIETNAM in USD is U$ 36 Million
- POSCO invested 100% of the total investment